FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2006.

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

January 8, 2007

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

When to file:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

How:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

Questions:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

Note:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	45,853,536
Add:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
Subtract:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	45,853,536

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,837,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Dec.15, 2006	Brian Williams	Dec.14, 2011	$8.38	20,000

				Subtotal	20,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

Subtotal

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

Subtotal

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Dec.1, 2006	Kristen Riddell	Apr. 19, 06	Apr. 18, 11	$13.25	(20,000)
Dec.29,2006	Nigel Luckman	Mar. 25, 04	Mar.24, 09	$18.375	(10,000)
Dec.29,2006	Nigel Luckman	Mar. 14, 05	Mar. 13, 10	$12.00	(5,000)
Dec.29,2006	Nigel Luckman	Mar. 13, 06	Mar. 12, 11	$14.00	(10,000)
Dec.29,2006	John Bradford	Mar. 25, 04	Mar.24, 09	$18.375	(10,000)
Dec.29,2006	John Bradford	Mar. 14, 05	Mar. 13, 10	$12.00	(5,000)
Dec.29,2006	John Bradford	Mar. 13, 06	Mar. 12, 11	$14.00	(10,000)
				Subtotal	(70,000)

	Stock Option Outstanding – Post Plan — Closing Balance Inducement – T. Jauristo		3,927,500 300,000 4,227,500
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
	* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			143,117
	Additional shares Listed Pursuant to the Plan (ADD)			600,000
	Stock Options Granted (SUBTRACT)			(20,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			723,117

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of December 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)

Name	Susy Horna
Phone / Email	(604) 669 2525 - susyh@swgold.com
date	January 8, 2007

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES ANNOUNCES POSITIVE DRILLING RESULTS AND DISCOVERY OF A NEW GOLD-SILVER ZONE AT LIAM

December 4, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to announce that positive drill results have been received for the Huacullo and Astana gold-silver zones at the Liam Property in Peru. In addition, regional exploration has resulted in the discovery of Aluja, a new gold-silver zone.  The discovery brings the total number of identified target areas at the Liam Property to 14.

Highlights of the latest drill results include an intersection of 72.45 metres grading 1.1 grams per tonne gold and 42 grams per tonne silver in hole AS-006, 1.65 metres grading 1.35 grams per tonne gold and 133.5 grams per tonne silver in hole HUA-004 and a 2.30 metre intersection grading 11.5 grams per tonne gold and 91.30 grams per tonne silver in hole HUA-008.

The Liam Gold-Silver Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited.  The Liam Property covers 367,000 hectares in the Department of Cuzco in the southern portion of the Peru Tertiary Belt, 170 kilometres northwest of the city of Arequipa.

Huacullo

The Huacullo area is underlain by five low-sulphidation type breccia/vein zones trending in a northwest-southeast direction. The largest of these vein breccia zones extends for two kilometres and varies from one metre to 20 metres in width. Vein textures and trace element signatures are similar to veins being mined in the district.  Four widely spaced drill holes (150 metres to 700 metres apart) were completed on the largest vein and one hole was drilled in each of the other four veins as an initial test to determine if grades increase at depth. Results of drilling have shown that some of the grades of the vein systems are increasing at depth.  The joint venture partners are now in the planning stages of a second phase of drilling.

Results from the first phase drilling program at Huacullo are listed in the following table:

Hole No.	Intersection		Core Interval* (metres)	Assay		Gold Equivalent** (grams per tonne)
	From (metres)	To (metres)		Silver (grams per tonne)	Gold (grams per tonne)
HUA-001	16.00	18.35	2.35	16.6	1.60	1.90
HUA-002	117.45	117.90	0.45	144.0	3.20	6.00
HUA-003	No significant results
HUA-004	89.10	90.75	1.65	133.50	1.35	4.00
HUA-005	110.50	112.65	2.15	16.32	2.90	3.20
HUA-006	147.50	148.40	0.90	109.00	0.10	2.30
HUA-007	No significant results
HUA-008	93.55	95.85	2.30	91.30	11.50	13.30
including	94.80	95.85	1.05	70.60	22.40	23.80

* Interval reported is core length. True widths are not known at this time.

**Gold equivalent based on a silver-gold ratio of 50:1.  Metallurgical recoveries have not been determined and therefore have not been considered in the gold equivalent calculation.

Southwestern’s President, John Paterson, states: “We are pleased that the grades, especially for silver, are increasing with depth at Huacullo.  The program is at an early stage and with just four holes drilled along the two kilometre vein, we expect the next phase of drilling will confirm continuity of the mineralization at depth.”

Astana

The Astana area is underlain by a high-sulphidation type gold-silver zone extending for 300 metres by 200 metres. Highlights of the latest drilling at Astana include an intersection of 72.45 metres grading 1.1 grams per tonne gold and 42 grams per tonne silver. The Astana zone remains open to the east and south.

Results of the latest drilling at Astana are listed below.

Hole No.	Intersection		Core Interval* (metres)	Assay		Gold Equivalent** (grams per tonne)
	From (metres)	To (metres)		Silver (grams per tonne)	Gold (grams per tonne)
AS-006	103.55	176.00	72.45	42.0	1.1	1.9
	206.30	208.20	3.10	445.0	3.1	12.0
AS-007	52.00	82.00	38.00	40.4	0.8	1.6

* Interval reported is core length. True widths are not known at this time.

**Gold equivalent based on a silver-gold ratio of 50:1.  Metallurgical recoveries have not been determined and therefore have not been considered in the gold equivalent calculation.

Aluja

Aluja is a new discovery located approximately 30 kilometres north of Cerro Crespo. The area is underlain by a number of low-sulphidation epithermal vein and breccia zones hosted in the Barrosa Volcanics. Three main vein/breccia systems were identified with the largest extending for over 1,000 metres with widths of 0.5 metres to 5.0 metres.  Gold values in 1.0 metre and 2.0 metre channel samples across this main vein system range from 0.1 grams per tonne gold to 1.8 grams per tonne gold. Further evaluation of the zone is planned and will include trenching and ground geophysical surveys.

About Southwestern

Southwestern Resources is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209, where a major drilling program is being conducted.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited.  At the end of September 2006, the Company had working capital of $47.2 million, total assets of over $100 million, and no debt. Southwestern Resources is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Southwestern has implemented a quality control program to ensure best practices in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.  The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

The Qualified Person (“QP”) for the Liam Property is Stewart Winter, P.Geo. As the QP, he has prepared or supervised the preparation of the scientific or technical information for the property.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN ANNOUNCES INCREASE OF 215 % IN MEASURED AND INDICATED RESOURCES AT BOKA 1 IN CHINA

December 11, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) announces an increase of 215% in the measured and indicated resource categories at the Boka 1 deposit in Yunnan Province, China (compared to the June 2005 Hatch Report 1).  Measured and indicated resources at Boka 1 now total 31.2 million tonnes grading 3.05 grams per tonne gold (3.1 million ounces) with an additional 8.9 million tonnes grading 2.66 grams per tonne gold (0.8 million ounces) in the inferred category, confirming Boka as a world-class gold deposit. An inferred resource at Boka 7, as calculated in the Hatch Report, contains an additional 14.5 million tonnes grading 2.75 grams per tonne (1.3 million ounces).

“This is an important milestone for the project and the Company, and it allows us to move forward with confidence to complete the pre-feasibility study,” said Southwestern’s President and Chief Executive Officer John Paterson. “In the meantime drilling continues at Boka 1, and our latest drilling results show an expansion toward the north of the Boka 1 South Zone 2. We are also advancing other targets at Boka, particularly Boka 19, which we are confident will add to the known resource base.”

In recognition of the significance of the Boka discovery, Southwestern was presented with the Prospector/Explorer of the Year award from the Chinese Ministry of Land and Resources at the China Mining Conference in November 2006. Mr. Paterson said: “This is a new award that recognizes the most significant mineral deposit discovery of the year and rewards industry leaders for their innovation and achievements in China. The development of the Boka deposit will have lasting benefits for the people and government of China and we are delighted to have been recognized for our work.”

Boka Resource Estimate

The following table details the entire resource within the modeled mineralized envelopes, broken down by classification in accordance with National Instrument 43-101 guidelines. No cut-off grade was used in the reporting of this mineral resource estimate, and the lowest individual block value is 0.9 grams per tonne gold. Grades were capped at 45 grams per tonne gold for Boka 1 and 31 grams per tonne gold for Boka 7.

Area	Classification	Tonnes (millions)	Gold (grams per tonne)	Ounces of gold (millions)
Boka 1 North
	Measured	8.36	2.74	0.74
	Indicated	12.55	3.05	1.23
	Measured and Indicated	20.91	2.92	1.97
	Inferred	3.54	2.49	0.28
Boka 1 South
	Measured	1.45	3.67	0.17
	Indicated	8.81	3.25	0.92
	Measured and Indicated	10.26	3.31	1.09
	Inferred	5.32	2.78	0.48

[1] Refer to the Company’s news release dated July 18, 2005, available on www.swgold.com. [2] Refer to the Company’s news release dated November 30, 2006, available on www.swgold.com.

Total
Measured	9.81	2.88	0.91
Indicated	21.36	3.13	2.15
Measured and Indicated	31.17	3.05	3.06
Inferred	8.86	2.66	0.76

Boka 7 (Hatch Report, June 2005)
Inferred	14.52	2.75	1.28

A total of 171 diamond drill holes were completed at 50-metre spacing to estimate gold mineral resources at Boka 1. The resource estimate also used sample data from surface trenches and adits. Modeling of the extents of mineralization upon which the estimation is based relies on a combination of lithology, structure and grade. Minimum lode thickness was modeled at four metres. Footwall and hanging wall boundaries are generally very sharp with respect to grade. Down dip and along strike, continuity of the mineralization is good in the main lodes. Estimation was undertaken using ordinary kriging into 25 by 25 by 6 metre blocks whose volumes are weighted to conform to the exact volumes of the modeled lodes. Assay data was composited to two-metre intervals and a top cut of 45 grams per tonne gold was applied to the composited values before estimation.

The Boka 1 mineral resource estimate was prepared by Danny Kentwell, MAusIMM and Louis Bucci, MAusIMM of SRK Consulting, an independent international engineering consulting company. Assay and geological data used in compiling this resource estimate has been verified by Louis Bucci by direct observation of drilling, sampling, sample preparation, logging and laboratory visits. Assay and geological data used in compiling this resource has been verified by Danny Kentwell by analysis of assay, QA/QC checks, duplicates, standards and repeats and database/statistical validation.

The Boka project is a joint venture between Southwestern (90%) and Team 209 of the Yunnan Nuclear Industry of Yunnan Province (10%). Boka is comprised of three mining permits and three exploration permits covering an area of 157 square kilometres in northern Yunnan Province, China. Southwestern discovered Boka in late 2002 and has been actively drilling on the property for the past four years. At present five diamond drill rigs are operating on the property. A pre-feasibility study at Boka 1 is under way, focusing on geological modeling, mining and metallurgy, environmental and social impact studies. Resources at Boka will continue to be updated as drilling progresses. The pre-feasibility study is being carried out under the direction of Ausenco Limited and is anticipated to be completed by the second quarter of 2007.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.3% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. At the end of September 2006, the Company had working capital of $47.2 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming. The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge. Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga, Ontario.

Exploration samples (rock chip, soil, trench and tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision. Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C. Sample results are received in batches and not as assays for an entire drill hole.

The exploration program for China is being carried out by John Zhang, Project Manager for Southwestern in China. John Paterson, President and Chief Executive Officer of Southwestern, and a member of AUSIMM, is the project’s Qualified Person (“QP”) as defined under National Instrument 43-101. As the QP, he has prepared or supervised the preparation of the scientific or technical information for the property. Paul Schmidt, P. Eng, a highly experienced metallurgical and project manager, has joined the Southwestern team and is responsible for overseeing the preparation of the Boka pre-feasibility study.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2005 under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Timo Jauristo, Vice President Corporate Development

or

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SURFACE SAMPLING AT SOUTHWESTERN’S PACAPAUSA PROPERTY IN PERU CONTINUES TO DEFINE HIGH GRADE SILVER ZONES

December 18, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) reports further encouraging trench results at its 100%-owned Pacapausa Silver/Gold Project in Peru (“Pacapausa”). First phase drilling is scheduled to begin in January 2007, subject to receiving all necessary drilling permits.

Pacapausa comprises 7,933 hectares of exploration concessions in the Southern Peru Tertiary Volcanic Belt, 250 kilometres northwest of Arequipa and adjacent to the operating Explorador Mine. The property is underlain by several northeast-southwest trending low sulphidation epithermal veins and breccia/stockwork zones. Pacapausa is subject to an option agreement with Minera Oro Vega S.A.C. ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation, under which Oro Vega is the operator and has the option to earn a 70% interest by meeting certain work commitments, completing a feasibility study, and financing the project into production.

Oro Vega has defined five target areas on the property (Principal, A, B, C, D), each consisting of disseminations of pyrite and various silver minerals within quartz veins, stockworks, breccias and zones of silica flooding. Results of Oro Vega’s channel sampling of veins in the Principal target are listed in the following table. Several samples were collected from wider zones, listed below, and the results are averaged over the zone.

Sample Number	Sample length* (metres)	Silver (grams per tonne)	Gold (grams per tonne)
12770	0.75	563.0	0.06
12771	1.20	496.0	0.06
12772	1.70	1,370.0	0.23
12785	1.80	351.0	0.13
12789	0.85	570.0	2.75
12791	3.65	318.0	0.14

12796	1.35	743.0	0.31
12797	0.85	150.0	0.08
12798	3.40	269.0	0.15
12799	1.90	607.0	0.41
Weighted Average	7.50	426.0	0.20

12788	0.80	874.0	0.25
12803	0.50	459.0	0.59

12777	1.70	146.0	0.12
12778	1.45	246.0	0.18
Weighted Average	3.15	192.0	0.15

12783	0.50	970.0	0.44

12761	1.50	244.0	0.06
12762	2.70	32.7	0.03
12763	2.25	238.0	0.14
Weighted Average	6.45	153.0	0.08

*Due to the variable nature of mineralization at Pacapausa, true widths of mineralization cannot be determined from the sample lengths.

The southern half of the Principal target is underlain by a stockwork/breccia zone outcropping over an area of 350 metres by 150 metres. Previous sampling in this area also returned high-grade silver values (see Southwestern’s news release dated April 18, 2006). Oro Vega is presently carrying out a trenching program over this target.

Work is in progress on targets A, B, C and D. These targets are comprised of both vein systems and stockwork zones. Reconnaissance chip sampling (1 metre by 2 metres) of the veins in targets A and B returned a number of high-grade silver values ranging between 699 and 1,130 grams per tonne. In the stockwork zones, results included a 4.3 metre chip sample assaying 148 grams per tonne silver and 2.3 grams per tonne gold. Two samples were also collected in a breccia zone, and returned results of 5.3 metres grading 35.5 grams per tonne silver and 0.48 grams per tonne gold, and 3.7 metres grading 57 grams per tonne silver and 0.51 grams per tonne gold.

Targets C and D are underlain by veins and also contain disseminated mineralization within wall rocks. At target D, two samples collected in wall rock material adjacent to the main vein returned 159 grams per tonne silver and 0.17 grams per tonne gold over two metres, and 84 grams per tonne silver and 0.07 grams per tonne gold over 1.3 metres.

Results of the latest sampling have confirmed the presence of high-grade silver in veins, stockworks, breccias and silicified zones adjacent to veins associated with a low sulphidation epithermal mineralization system. A number of drill platforms and access roads have been constructed in the Principal area, with additional platforms being constructed at targets A, B, C and D.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.3% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. At the end of September 2006, the Company had working capital of $47.2 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Quality Control

Samples are sent to the ALS Chemex laboratory in Lima, Peru for sample preparation and analysis using standard industry methods. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh. A fraction of the pulps is analyzed for gold by fire assay and AAS. Another fraction of the pulps is digested in aqua regia digestion and is analyzed for 34 elements by ICP-AES. Higher grade silver, lead, copper and zinc are analyzed by AAS. High-grade gold is analyzed by fire assay and gravimetric finish.

John Paterson, President and Chief Executive Officer of Southwestern and a member of AUSIMM, is the Qualified Person (“QP”) for Pacapausa, as defined under National Instrument 43-101. As the project’s QP, he has supervised the preparation of the technical information reported in this news release.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2005 under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 4, 2006.

ITEM 3.

PRESS RELEASE

Issued December 4, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that positive drill results have been received for the Huacullo and Astana gold-silver zones at the Liam Property in Peru. In addition, regional exploration has resulted in the discovery of Aluja, a new gold-silver zone.  The discovery brings the total number of identified target areas at the Liam Property to 14.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 4th day of December 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES ANNOUNCES POSITIVE DRILLING RESULTS AND DISCOVERY OF A NEW GOLD-SILVER ZONE AT LIAM

December 4, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to announce that positive drill results have been received for the Huacullo and Astana gold-silver zones at the Liam Property in Peru. In addition, regional exploration has resulted in the discovery of Aluja, a new gold-silver zone.  The discovery brings the total number of identified target areas at the Liam Property to 14.

Highlights of the latest drill results include an intersection of 72.45 metres grading 1.1 grams per tonne gold and 42 grams per tonne silver in hole AS-006, 1.65 metres grading 1.35 grams per tonne gold and 133.5 grams per tonne silver in hole HUA-004 and a 2.30 metre intersection grading 11.5 grams per tonne gold and 91.30 grams per tonne silver in hole HUA-008.

The Liam Gold-Silver Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited.  The Liam Property covers 367,000 hectares in the Department of Cuzco in the southern portion of the Peru Tertiary Belt, 170 kilometres northwest of the city of Arequipa.

Huacullo

The Huacullo area is underlain by five low-sulphidation type breccia/vein zones trending in a northwest-southeast direction. The largest of these vein breccia zones extends for two kilometres and varies from one metre to 20 metres in width. Vein textures and trace element signatures are similar to veins being mined in the district.  Four widely spaced drill holes (150 metres to 700 metres apart) were completed on the largest vein and one hole was drilled in each of the other four veins as an initial test to determine if grades increase at depth. Results of drilling have shown that some of the grades of the vein systems are increasing at depth.  The joint venture partners are now in the planning stages of a second phase of drilling.

Results from the first phase drilling program at Huacullo are listed in the following table:

Hole No.	Intersection		Core Interval* (metres)	Assay		Gold Equivalent** (grams per tonne)
	From (metres)	To (metres)		Silver (grams per tonne)	Gold (grams per tonne)
HUA-001	16.00	18.35	2.35	16.6	1.60	1.90
HUA-002	117.45	117.90	0.45	144.0	3.20	6.00
HUA-003	No significant results
HUA-004	89.10	90.75	1.65	133.50	1.35	4.00
HUA-005	110.50	112.65	2.15	16.32	2.90	3.20
HUA-006	147.50	148.40	0.90	109.00	0.10	2.30
HUA-007	No significant results
HUA-008	93.55	95.85	2.30	91.30	11.50	13.30
including	94.80	95.85	1.05	70.60	22.40	23.80

* Interval reported is core length. True widths are not known at this time.

**Gold equivalent based on a silver-gold ratio of 50:1.  Metallurgical recoveries have not been determined and therefore have not been considered in the gold equivalent calculation.

Southwestern’s President, John Paterson, states: “We are pleased that the grades, especially for silver, are increasing with depth at Huacullo.  The program is at an early stage and with just four holes drilled along the two kilometre vein, we expect the next phase of drilling will confirm continuity of the mineralization at depth.”

Astana

The Astana area is underlain by a high-sulphidation type gold-silver zone extending for 300 metres by 200 metres. Highlights of the latest drilling at Astana include an intersection of 72.45 metres grading 1.1 grams per tonne gold and 42 grams per tonne silver. The Astana zone remains open to the east and south.

Results of the latest drilling at Astana are listed below.

Hole No.	Intersection		Core Interval* (metres)	Assay		Gold Equivalent** (grams per tonne)
	From (metres)	To (metres)		Silver (grams per tonne)	Gold (grams per tonne)
AS-006	103.55	176.00	72.45	42.0	1.1	1.9
	206.30	208.20	3.10	445.0	3.1	12.0
AS-007	52.00	82.00	38.00	40.4	0.8	1.6

* Interval reported is core length. True widths are not known at this time.

**Gold equivalent based on a silver-gold ratio of 50:1.  Metallurgical recoveries have not been determined and therefore have not been considered in the gold equivalent calculation.

Aluja

Aluja is a new discovery located approximately 30 kilometres north of Cerro Crespo. The area is underlain by a number of low-sulphidation epithermal vein and breccia zones hosted in the Barrosa Volcanics. Three main vein/breccia systems were identified with the largest extending for over 1,000 metres with widths of 0.5 metres to 5.0 metres.  Gold values in 1.0 metre and 2.0 metre channel samples across this main vein system range from 0.1 grams per tonne gold to 1.8 grams per tonne gold. Further evaluation of the zone is planned and will include trenching and ground geophysical surveys.

About Southwestern

Southwestern Resources is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209, where a major drilling program is being conducted.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited.  At the end of September 2006, the Company had working capital of $47.2 million, total assets of over $100 million, and no debt. Southwestern Resources is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Southwestern has implemented a quality control program to ensure best practices in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.  The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

The Qualified Person (“QP”) for the Liam Property is Stewart Winter, P.Geo. As the QP, he has prepared or supervised the preparation of the scientific or technical information for the property.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 11, 2006.

ITEM 3.

PRESS RELEASE

Issued December 11, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) announces an increase of 215% in the measured and indicated resource categories at the Boka 1 deposit in Yunnan Province, China (compared to the June 2005 Hatch Report).  Measured and indicated resources at Boka 1 now total 31.2 million tonnes grading 3.05 grams per tonne gold (3.1 million ounces) with an additional 8.9 million tonnes grading 2.66 grams per tonne gold (0.8 million ounces) in the inferred category, confirming Boka as a world-class gold deposit. An inferred resource at Boka 7, as calculated in the Hatch Report, contains an additional 14.5 million tonnes grading 2.75 grams per tonne (1.3 million ounces).

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 11th day of December 2006.

SOUTHWESTERN RESOURCES CORP.OUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN ANNOUNCES INCREASE OF 215 % IN MEASURED AND INDICATED RESOURCES AT BOKA 1 IN CHINA

December 11, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) announces an increase of 215% in the measured and indicated resource categories at the Boka 1 deposit in Yunnan Province, China (compared to the June 2005 Hatch Report 1).  Measured and indicated resources at Boka 1 now total 31.2 million tonnes grading 3.05 grams per tonne gold (3.1 million ounces) with an additional 8.9 million tonnes grading 2.66 grams per tonne gold (0.8 million ounces) in the inferred category, confirming Boka as a world-class gold deposit. An inferred resource at Boka 7, as calculated in the Hatch Report, contains an additional 14.5 million tonnes grading 2.75 grams per tonne (1.3 million ounces).

“This is an important milestone for the project and the Company, and it allows us to move forward with confidence to complete the pre-feasibility study,” said Southwestern’s President and Chief Executive Officer John Paterson. “In the meantime drilling continues at Boka 1, and our latest drilling results show an expansion toward the north of the Boka 1 South Zone 2. We are also advancing other targets at Boka, particularly Boka 19, which we are confident will add to the known resource base.”

In recognition of the significance of the Boka discovery, Southwestern was presented with the Prospector/Explorer of the Year award from the Chinese Ministry of Land and Resources at the China Mining Conference in November 2006. Mr. Paterson said: “This is a new award that recognizes the most significant mineral deposit discovery of the year and rewards industry leaders for their innovation and achievements in China. The development of the Boka deposit will have lasting benefits for the people and government of China and we are delighted to have been recognized for our work.”

Boka Resource Estimate

The following table details the entire resource within the modeled mineralized envelopes, broken down by classification in accordance with National Instrument 43-101 guidelines. No cut-off grade was used in the reporting of this mineral resource estimate, and the lowest individual block value is 0.9 grams per tonne gold. Grades were capped at 45 grams per tonne gold for Boka 1 and 31 grams per tonne gold for Boka 7.

Area	Classification	Tonnes (millions)	Gold (grams per tonne)	Ounces of gold (millions)
Boka 1 North
	Measured	8.36	2.74	0.74
	Indicated	12.55	3.05	1.23
	Measured and Indicated	20.91	2.92	1.97
	Inferred	3.54	2.49	0.28
Boka 1 South
	Measured	1.45	3.67	0.17

Indicated	8.81	3.25	0.92
Measured and Indicated	10.26	3.31	1.09
Inferred	5.32	2.78	0.48

Total
Measured	9.81	2.88	0.91
Indicated	21.36	3.13	2.15
Measured and Indicated	31.17	3.05	3.06
Inferred	8.86	2.66	0.76

Boka 7 (Hatch Report, June 2005)
Inferred	14.52	2.75	1.28

A total of 171 diamond drill holes were completed at 50-metre spacing to estimate gold mineral resources at Boka 1. The resource estimate also used sample data from surface trenches and adits. Modeling of the extents of mineralization upon which the estimation is based relies on a combination of lithology, structure and grade. Minimum lode thickness was modeled at four metres. Footwall and hanging wall boundaries are generally very sharp with respect to grade. Down dip and along strike, continuity of the mineralization is good in the main lodes. Estimation was undertaken using ordinary kriging into 25 by 25 by 6 metre blocks whose volumes are weighted to conform to the exact volumes of the modeled lodes. Assay data was composited to two-metre intervals and a top cut of 45 grams per tonne gold was applied to the composited values before estimation.

The Boka 1 mineral resource estimate was prepared by Danny Kentwell, MAusIMM and Louis Bucci, MAusIMM of SRK Consulting, an independent international engineering consulting company. Assay and geological data used in compiling this resource estimate has been verified by Louis Bucci by direct observation of drilling, sampling, sample preparation, logging and laboratory visits. Assay and geological data used in compiling this resource has been verified by Danny Kentwell by analysis of assay, QA/QC checks, duplicates, standards and repeats and database/statistical validation.

The Boka project is a joint venture between Southwestern (90%) and Team 209 of the Yunnan Nuclear Industry of Yunnan Province (10%). Boka is comprised of three mining permits and three exploration permits covering an area of 157 square kilometres in northern Yunnan Province, China. Southwestern discovered Boka in late 2002 and has been actively drilling on the property for the past four years. At present five diamond drill rigs are operating on the property. A pre-feasibility study at Boka 1 is under way, focusing on geological modeling, mining and metallurgy, environmental and social impact studies. Resources at Boka will continue to be updated as drilling progresses. The pre-feasibility study is being carried out under the direction of Ausenco Limited and is anticipated to be completed by the second quarter of 2007.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.3% of the recently listed Zincore

1 Refer to the Company’s news release dated July 18, 2005, available on www.swgold.com.

2 Refer to the Company’s news release dated November 30, 2006, available on www.swgold.com.

Metals Inc., which holds zinc assets in Peru. At the end of September 2006, the Company had working capital of $47.2 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming. The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge. Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga, Ontario.

Exploration samples (rock chip, soil, trench and tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision. Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C. Sample results are received in batches and not as assays for an entire drill hole.

The exploration program for China is being carried out by John Zhang, Project Manager for Southwestern in China. John Paterson, President and Chief Executive Officer of Southwestern, and a member of AUSIMM, is the project’s Qualified Person (“QP”) as defined under National Instrument 43-101. As the QP, he has prepared or supervised the preparation of the scientific or technical information for the property. Paul Schmidt, P. Eng, a highly experienced metallurgical and project manager, has joined the Southwestern team and is responsible for overseeing the preparation of the Boka pre-feasibility study.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2005 under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Timo Jauristo, Vice President Corporate Development

or

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com